Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


February 24, 2006

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporate Finance
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:       Souvall-Page and Company, Inc.
          Registration Statement on Form 10-SB/A-2
          Filed July 29, 2005
          File No. 0-51464

Dear Mr. Reynolds:

     This letter is to respond to certain questions that you raised regarding information the Company presented in our Form 10-SB, in your comment letter dated February 13, 2006.

     By facsimile on this date, I have forwarded marked copies of the changes made to Susann Reilly, Attorney, Securities and Exchange Commission, at 202-772-9206.

     Comment #1. I have modified the language as requested in the last paragraph on Page 1 and added "filed as exhibits" instead of "attached hereto" and I have deleted the references to "incorporated herein by reference."

     Comment #2. I have added the requested language on Page 19 about the Company's right to redeem all of its stock under the caption Description of Securities.

     Comment #3. I have referenced our definition of our Class A common stock as "Common Stock" throughout the Registration Statement on Page 19.

     Comment #4. On Page 15, I have more clearly defined what I meant by "legal process."

     Comment #5. On Page 15, I have also indicated that I was referring to when any loan made by David C. Merrell would be repaid.

     Comment #6. I have indicated that the $3,699 was a capital contribution as indicated in Note 4 of the Company's financial statements.

     Comment #7. The information about Item 4 of Article IX of the Company's Articles of Incorporation has been inserted on Page 22.

     If you have any further comments, please do not hesitate to contact me at your earliest convenience.

Page 2
February 24, 2005

     Thank you very much.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham
                                          Leonard W. Burningham